

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2023

Peter Osvaldik
Executive Vice President and Chief Financial Officer
T-Mobile US, Inc.
12920 SE 38th Street
Bellevue , Washington 98006-1350

> **Re:  T-Mobile US, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 14, 2023**
> **File No. 001-33409**

Dear Peter Osvaldik:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Free Cash Flow, page 44

1.    We note that your calculation of free cash flow includes adjustments such as "proceeds related to beneficial interests in securitization transactions" and "cash payments for debt prepayment or debt extinguishment costs." Considering that your calculation falls beyond the typical calculation of cash flows from operating activities less capital expenditures, please revise to relabel this measure or revise its computation to more accurately reflect its definition. Please comply with this comment in future filings, including your Form 8-K.  Refer to Q&A 102.07 of the C&DI on Non-GAAP Financial Measures.

<u>Contractual Obligations, page 47</u>

2.    Revise your contractual obligations table to include the payments required under the Cogent IP transit services agreement or advise us.

<u>Notes to the Consolidated Financial Statements</u>
<u>Note 16 - Wireline, page 101</u>

3.    We note you recorded a liability for fees payable for IP transit services "as we have not currently identified any path to utilize such services in our continuing operations and have committed to execute the agreement as a closing condition for the Wireline Transaction." Please disclose and explain to us:

- why you entered into the IP transit services agreement when you do not intend to utilize IP transit services;
- if entering into an IP transit services agreement was a condition required by Cogent in the purchase of the Wireline Business;
- the business purpose of making the payments required in this agreement;
- how the amounts to be paid under the agreement were determined;
- if, in substance, the payments are for something other than services you will never receive;
- the nature and amount of any unrecorded obligations, financial commitments, or contingent liabilities that will be assumed by Cogent as part of their purchase of the Wireline Business; and
- the extent your continuing operations have utilized IP transit services similar to those covered under the IP transit services agreement during 2022 and 2021.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology